Exhibit 99.1

Edge Resources Inc.
Interim Financial Statements
For the three month period ended June 30, 2010

EDGE RESOURCES INC.

Unaudited Interim Financial Statements

Responsibility for financial statements

The accompanying interim financial statements for Edge Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the annual March 31, 2010 audited financial statements.  Only changes in accounting information have been disclosed in these interim financial statements.  These interim statements are presented on the accrual basis of accounting.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Auditor involvement

The auditor of Edge Resources Inc. has not performed a review of the unaudited interim financial statements for the three month periods ended June 30, 2010 and 2009.

“Ted Konyi”	“Chris Cooper"
Ted Konyi, Director	Chris Cooper, Director

Edge Resources Inc.
Interim Balance Sheets
(Unaudited – See Notice to Reader)

	June 30, 2010	March 31, 2010
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$58,643	$253,158
Accounts receivable	382,870	391,966
Prepaid expenses and deposits	78,937	55,222
	520,450	700,346

Property and equipment (note 3)	3,117,190	2,783,808
	$3,637,640	$3,484,154

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$449,574	$276,251
Current portion of deferred lease inducement (note 5a)	1,388	-
	450,962	276,251

Long term portion of deferred lease inducement (note 5a)	4,163	-
Asset retirement obligation	46,786	45,869
	501,911	322,120
Shareholders' Equity
Share capital (note 4 (e))	14,892,886	14,682,308
Warrants (note 4 (e))	302,252	349,907
Contributed surplus (note 4 (f))	655,268	553,089
Deficit	(12,714,677)	(12,423,270)
	3,135,729	3,162,034
	$3,637,640	$3,484,154

Approved on behalf of the Board:

"Ted Konyi"
Ted Konyi

"Chris Cooper"
Chris Cooper

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Interim Statements of Loss and Deficit
For the three months ended June 30
(Unaudited – See Notice to Reader)

	2010	2009

Revenues
Natural gas sales	$72,133	$-
Less: Royalties	15,605	-
	56,528	-
Expenses
Operating fees	24,931	-
Consulting and professional fees	78,893	138,200
General and administration	117,355	139,548
Depletion, depreciation and accretion	32,576	-
Stock-based compensation	95,254	148,056
	349,009	425,804
Loss before other items	(292,481)	(425,804)

Interest income	1,074	-

Net and comprehensive loss for the period	(291,407)	(425,804)
Deficit, beginning of period	(12,423,270)	(11,045,777)
Deficit, end of period	$(12,714,677)	$(11,471,581)

Basic and diluted loss per share (note 5 (g))	$(0.007)	$(0.020)

Weighted average number of common shares outstanding
Basic and diluted	43,327,198	21,381,095

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Interim Statements of Cash Flows
For the Three Months Ended June 30
(Unaudited – See Notice to Reader)

	2010	2009

Operating activities
Net and comprehensive loss for the period	$(291,407)	$(425,804)
Add items not affecting cash:
Deferred lease inducement	5,551	-
Stock-based compensation	95,254	148,056
Depletion, depreciation and accretion	32,576	-
	(158,026)	(277,748)
Changes in non-cash working capital items related to operating activities	22,474	108,832
	(135,552)	(168,916)

Investing activities
Expenditures on property and equipment	(359,254)	(1,607,501)
Natural gas deferred defvelopment costs incurred	-	(54,856)
Capital assets purchased	(5,786)	(14,010)
Changes in non-cash investing working capital items related to investing activities	133,622	-
	(231,418)	(1,676,367)

Financing activities
Issuance of share capital	169,848	3,045,750
Share issue costs	-	(151,602)
Repayment of loan payable	-	(80,000)
Changes in non-cash investing working capital items related to financing activities	2,607	-
	172,455	2,814,148

Increase (decrease) in cash for the period	(194,515)	968,865
Cash and cash equivalents, beginning of period	253,158	94,822
Cash, end of period	$58,643	$1,063,687

Supplementary information:
Share-based share issue costs included in Share Capital	$-	$(92,502)

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

1.	BASIS OF PRESENTATION

Edge Resources Inc. (the “Company” or “Edge”) (formerly Guildhall Minerals Ltd.) was incorporated under the laws of the Province of British Columbia on September 13, 1968.  The shares of the Company graduated to the TSX Venture Tier 2 on May 27, 2009.  The Company is engaged in the exploration for and the production of natural gas in Western Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the quarter ended June 30, 2010, the Company incurred a net loss of approximately $290,000 and a cash outflow from operations of approximately $135,000.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new debt or equity issues to provide it with sufficient resources to fund its operations, commitments (see note 5) and exploration and development activities.  Although management’s efforts to raise capital have been successful in the past, there is no certainty that they will be able to do so in the future. If the Company is unsuccessful in raising additional capital, the Company may have to sell or farm out certain properties. If the Company cannot sell or farm out certain properties, it will be unable to participate with joint venture partners and may forfeit rights to some of its properties.

The interim financial statements of Edge Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  The interim financial statements have been prepared following the same accounting policies and methods in computation as the financial statements for the fiscal year ended March 31, 2010.  The financial statements should be read in conjunction with the financial statements and notes thereto in the Company’s Management Discussion and Analysis report for the year ended March 31, 2010.

2.	CAPITAL MANAGEMENT

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit which totaled $3,135,729 at June 30, 2010 (March 31, 2010 - $3,162,034).  Management monitors its available cash and compares the amount to the short term and long term capital requirements.  Management then determines the best course of action for the Company and makes adjustments to the capital structure.  The Company currently has no credit facilities in place, no bank indebtedness or long-term debt and as such has no external capital requirements.

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

3.	PROPERTY AND EQUIPMENT
		Accumulated
		Depletion and	Net Book
	Cost	Depreciation	Value
June 30, 2010
Petroleum and natural gas properties and equipment	$3,126,667	$30,236	$3,096,431
Office furniture and equipment	25,460	4,701	20,759
	$3,152,127	$34,937	$3,117,190

March 31, 2010
Petroleum and natural gas properties and equipment	$2,767,413	$-	$2,767,413
Office furniture and equipment	19,674	3,279	16,395
	$2,787,087	$3,279	$2,783,808

For the three month period ended June 30, 2010, general and administrative expenses totaling $106,808 (2009 - $54,857) were capitalized and included in the cost of petroleum properties.  As at June 30, 2010, costs totaling $2,860,710 (March 2010 – $2,783,808) that were incurred on unproved properties have been excluded from costs subject to depletion.

4.	SHARE CAPITAL

a)        Authorized

Unlimited number of voting common shares without par value
Unlimited number of preferred shares issuable in series

b)        Common Shares Issued
	Three Months Ended		Year Ended
	June 30, 2010		March 31, 2010
	# of Shares	Amount	# of Shares	Amount
Balance, beginning of period	43,111,811	$14,682,308	24,643,012	$11,007,218
Shares issued for cash	-	-	18,249,909	4,215,800
Share issue costs	-	-	-	(190,803)
Share issue costs paid in stock	-	-	218,890	-
Share issue costs paid in warrants	-	-	-	(72,050)
Fair value of warrants in units issued	-	-		(277,857)
Exercise of warrants	566,160	169,848	-	-
Stock-based compensation related to exercised warrants	-	40,730	-	-
Balance, end of period	43,677,971	$14,892,886	43,111,811	$14,682,308

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

4.	SHARE CAPITAL (continued)

b)        Common Shares Issued (continued)

In May 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitled the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants, totaling $47,655, was recorded as share issue costs.

In May 2010, 566,160 finders warrants were exercised at $0.30 per warrant for gross proceeds of $169,848.  96,250 finders warrants expired unexercised.

c)        Stock Options

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10) percent of the Company’s issued and outstanding common shares from time to time.  Under the plan, the number of shares for any one (1) individual may not exceed 5% of the issued and outstanding shares.  The stock options vest at the discretion of the Board of Directors upon grant to directors, officers, employees and consultants of the Company.

Changes in the number of stock options, with their weighted average exercise prices, are summarized below.

	Three Months Ended		Year Ended
	June 30, 2010		March 31, 2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Balance, beginning of period	3,500,000	$0.30	-	$-
Granted	300,000	0.32	3,900,000	0.30
Cancelled	-	-	(300,000)	0.30
Expired	-	-	(100,000)	0.30
Balance, end of period	3,800,000	$0.30	3,500,000	$0.30
Exercisable, end of period	2,325,000	$0.30	1,650,000	$0.30

The weighted average remaining contractual life of the options is 4.31 years.

d)        Stock-based compensation

In the three month period ended June 30, 2010 the Company has recorded $95,254 (2009 – $148,056) in compensation expense and a corresponding amount was credited to contributed surplus.  The fair value of stock options is estimated using a Black Scholes option pricing model with the following weighted average assumptions:
	Period ended	Year ended
	June 30, 2010	March 31, 2010
Risk free interest rate	3.0%	2.6%
Expected dividend rate	0%	0%
Expected stock price volatility	62%	70%
Expected life (years)	4 years	5 years
Weighted-average grant-date fair value per share of options granted	$0.18	$0.18

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

4.	SHARE CAPITAL (continued)

e)        Warrants
	Three Months Ended		Year Ended
	June 30, 2010		March 31, 2010
	Number	Amount	Number	Amount
Balance, beginning of period	5,088,297	$349,907	-	$-
Issuance of broker warrants	-	-	1,021,300	72,050
Issuance of warrants	-		4,066,997	277,857
Exercised	(566,160)	(40,730)	-	-
Expired	(96,250)	(6,925)	-	-
Balance, end of period	4,425,887	$302,252	5,088,297	$349,907

As at June 30, 2010, the following warrants are outstanding:

Number of common		Exercise price
shares under warrant		per common share	Expiry Date

140,000	*	$0.28	October 14, 2010
218,890	*	$0.20	March 10, 2011
4,066,997		$0.20	March 10, 2011
4,425,887

* - indicates broker warrants issued in respect of financings.

The weighted average life of the warrants is 0.54 years for broker’s warrants and 0.69 years for the remaining warrants.

f)         Contributed surplus
	Three Months Ended	Year Ended
	June 30, 2010	March 31, 2010

Balance, beginning of period	$553,089	$60,000
Stock-based compensation	95,254	493,089
Expired warrants	6,925	-

Balance, end of period	$655,268	$553,089

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

4.	SHARE CAPITAL (continued)

g)        Earnings per share

Basic per share calculations are based on the weighted average number of common shares outstanding during the period ended June 30, 2010 of 43,327,198 (2009 - 21,381,095).  3,800,000 (June 30, 2009 – 2,700,000) options and 4,425,887 (June 30, 2009 – 662,410) warrants have been excluded from the diluted loss per share computation as they are anti-dilutive due to the Company being in a loss position.

5.	COMMITMENTS

Except as disclosed elsewhere, the Company has the following commitments:

(a)
The Company signed a sub-lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The sub-lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010	$8,755
2011	$21,012
2012	$10,506

A deferred lease inducement has been recorded in the amount of $6,129 and is being amortized at a rate of $193 on a monthly basis against rental expense which is included in general and administration on the income statement.

(b)	The Company signed a lease for office equipment commencing May 1, 2010 and expiring April 30, 2013. The lease calls for payments in the amount of $290 per month over the term of the lease.

(c)
The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought into production.  Subsequent to the balance sheet date, the Company began surveying locations these wells and is currently nearing the drilling phase.

(d)
The Company has entered into a drilling commitment whereby the Company must drill four wells with the fourth well spud date being no later than September 30, 2010.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  These wells have not yet been drilled, however all locations have been surveyed and are nearing the drilling phase.

(e)
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

5.	COMMITMENTS (CONTINUED)

(f)
Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

6.	CONTINGENCIES

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

6.	FINANCIAL INSTRUMENTS

The Company holds various forms of financial instruments. The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a)	Commodity Price Risk

The Company is subject to commodity price risk for the delivery of crude oil and natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at June 30, 2010, the Company has not entered into any future commodity price contracts.

(b)	Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss.  The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis.  A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk.  The Company maintains a deposit held by a single counterparty which is a crown corporation.

The Company has funded 100% of the costs to drill and complete certain wells.  However, the Company has encountered an unusual delay which has prevented the Company from informing joint venture partners of costs that must be repaid to the Company.  Currently, $279,365 is included in accounts receivable representing a weighted average working interest of 72% which is not controlled by the Company.  Once the joint venture partners are informed of their portion, they may elect to go penalty on their working interest.  As such, there is no guarantee that this amount will be collected.  Any parties electing to go penalty on their working interest would result in their working interest being transferred to the Company until certain conditions are met.

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

6.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand.  At March 31, 2010 the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

(d)	Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contract to hedge or otherwise mitigate this exposure.

(e)	Fair Value of Financial Instruments

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy included in Section 3862 of the CICA Handbook.  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices included in level one and level three includes inputs that are not based on observable market data.  The Company’s cash and cash equivalents is a level one fair value measurement.  The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

7.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, the Company had the following transactions with related parties:

(a)
For the three months ended June 30, 2010, the Company incurred $46,250 (2009 - $15,417) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  Of these fees $40,808 (2009 - $10,500) has been capitalized to property and equipment with the remaining $5,442 (2009 - $4,917) included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at June 30, 2010 includes $30,833 with respect to these fees.

(b)
For the three months ended June 30, 2010, the Company incurred $3,500 (2009 - $12,000) in management and accounting consulting fees from a private company in which a former director and officer of the Company is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.  The director and officer resigned in May, 2010.

(c)
For the three months ended June 30, 2010, the Company incurred $12,400 (2009 - $nil) in management and accounting consulting fees from a private company in which an officer of the Company is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at June 30, 2010 includes $1,400 with respect to these fees.

(d)
For the three months ended June 30, 2010, the Company incurred $nil (2009 - $5,250) in consulting fees from a private company in which a director of the Company is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

Edge Resources Inc.
Notes to the Financial Statements
June 30, 2010
(Unaudited – See Notice to Reader)

7.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)
For the three months ended June 30, 2010, the Company incurred $nil (2009 - $11,912) in legal fees from a law firm in which a director of the Company is a principal.  These fees have been included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at June 30, 2010 includes $12,186 with respect to these fees.

(f)
For the three months ended June 30, 2010, the Company incurred $nil (2009 - $14,500) in fees from a director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in consulting and professional fees on the statement of operations.

(g)
For the three months ended June 30, 2010, the Company incurred $5,737 (2009 - $10,063) in office and rental fees from Poplar Point Energy Inc., a company formerly related by virtue of a common director.  These fees have been included in general and administrative expenditures.  The director resigned as a board member of Poplar Point Energy Inc. effective May 1, 2010.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.